Interdyne Company
2 Flagstone Apt 425
Irvine, CA 92606-7674
Email: send2kit@yahoo.com

March 16, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U. S. Securities and Exchange Commission
Mail stop 3561
Washington, D.C. 20549
Attn: Mr. John Reynolds, Assistant Director

Re:	Interdyne Company
Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009
Filed February 5, 2010
File No. 000-04454

Dear Mr. Reynolds:

We refer to your letter dated March 4, 2010 and would like to request for an extension to respond to your said letter because:

a.	the undersigned, being the officer responsible for responding to your letter, is currently in the United States on vacation cum business trip of another company, and

b.	certain documents that we have identified as required to be filed as exhibits are stored in Singapore and he is unable to retrieve them.

The undersigned is scheduled to return to Singapore arriving on March 30, 2010 and we would be most grateful if you could kindly grant us an extension to April 6, 2010 to file our response to your said letter.

We thank you for your kind consideration of our request for an extension.

Sincerely,

/s/ Kit H. Tan
Kit H. Tan
Chief Financial Officer